

# STADIUM DROP

## STAY IN THE MOMENT

StadiumDrop is a **peer-to-peer** food delivery service where fans can order food right from their seat

# OUR MISSION

Ensuring that fans enjoy every moment while partnering with entertainment venues to produce the ultimate fan experience.

Kristen McAbee
CEO - StadiumDrop

# THE PROBLEM

## LINES

At any given stadium, long lines equal long wait times. This causes fan frustrations, and employee stress.

## DISTRACTIONS

The constant up and down of your seat neighbors leads to additional fan frustrations, and distractions for the entire row, in front and behind those getting up.

## MISSING THE MOMENT

Everyone hates missing THE moment, or THAT play. Fans go to games, and events to create memories, not miss them. 68% of Fans want to use mobile tech to create memories with friends and family.



# THE SOLUTION

**A peer-to-peer**
food delivery service where fans can order food right from their seat.


SKIP
THE LINES
Avoid Frustrations


STOP
DISTRACTIONS
Avoid the "Looks"


STAY
IN THE MOMENT
Make the memories

**Highlights on how the app provides the solution.**

- ✓ Offering In-Seat Delivery of your favorite stadium foods and drinks and where available team merchandise.
- ✓ Avoid the awkward "Excuse me" while going to stand in line at the concession stand.
- ✓ Create the moments and the memories with your family and friends.

STADIUMDROP

# MARKET VALIDATIONS

## Fans want it.

In the US 9% of Fans are using some form of In-Seat delivery. 68% of Fans want it but are not aware of it.

In the UK 2% of Fans use a form of In-Seat delivery while 52% of Fans are not currently using the technology.


67,100

**Average NFL game attendance in 2018**


17,177,581

**Total attendance for the 2018 NFL season**


28,187

**Average MLB attendance in 2019**


68,494,752

**Total attendance for the 2019 MLB season**

***Statistics from Oracle Food & Beverage "Stadium of the Future"**

# MARKET VALIDATIONS

**17.8 MILLION**

Total attendance for the 2018 NBA season

**8,552,503**

Total attendance for the 2018 MLS season

**17,978**

Average NBA attendance in 2018

**21,873**

Average MLS attendance in 2018


NAVY
19


RAPTORS
128
:00.0
92
Scotiabank Arena


adidas

*Statistics from espn.com NBA attendance records, and soccerstadiumdigest.com

# STADIUMDROP PRODUCT

StadiumDrop offers countless benefits. The most notable are no additional costs to the venues and no expensive or additional POS systems required. StadiumDrop provides all tablets needed for order fulfillment. Other benefits include, increased sales of concessions, greater fan experience due to shorter lines, less people getting up and down during the games, and a memorable volunteer experience allowing volunteer groups to raise even more money.

**Venue**

**Concession Orders**

**In - Seat Delivery**


Verizon
5:07 PM
STADIUMDROP
Stay in the moment.
SIGNUP
STADIUMDROP


SAMSUNG
SAMSUNG
SAMSUNG

# BUSINESS MODEL

**11% Service Fee Per Order**
**$1.98 Delivery Fee Per Order**

| | |
|---|---|
| Average MLB Game Attendance | 28,187 |
| 30% of Patrons willing to pay for in-seat delivery | 8,456 |
| Average Revenue Per Game Per Venue | $42,280 |
| Total Revenue Across All Major League Stadiums | $109 Million |

This slide references possible earnings, not past performance.



# CURRENT PARTNERSHIPS

RED WOLVES
ARKANSAS STATE

OSU

sodexo

# IN THE PIPELINE

# COMPETETION

SEATZ
Skip the Line. Not the Game.

Closest competitor. Started in 2017, Seatz has a 3 year start offering StadiumDrop valuable and proven market validation.

BLEACHR
• THE MOBILE APP GAME-CHANGER •

Bleachr is a white label company that focuses on fan engagement. While in-seat delivery is an option it is not their primary focus.

FANFOOD

POS in a box. Runners for stadium sections, sponsorship advertising.

SEATSERVE

Franchise Driven Model, Extra hardware/equipment for venues

**While other companies focus on Fan engagement, StadiumDrop focuses on Fan experience.**


Kristen McAbee


Adam McAbee


Chadwick Hailey


Gary "Pearson" Pearson


Rick Thompson


Ricky Herbert


John Mosesman


Joshua & Melissa Curtis


Trey Poteat


Steven McAbee


Chad Gunderson

# COMPETITIVE ADVANTAGES

## Why Stadium Drop

A Rockstar Executive Team that is dedicated:

To Serve
To be Honest
To Operate with Character & Integrity
To Deliver on Commitments
To Have Fun

## IN-SEAT DELIVERY

Stay in the moment with an app that makes ordering from your seat simple and affordable. Offering mobile contactless pickup, StadiumDrop Express Lanes, and Team Merchandise.

## PEER-TO-PEER

A true peer-to-peer delivery service that will fuel the sports economy post pandemic. We provide a lucrative revenue stream for volunteer organizations.

## SIMPLE APPLICATION

There is no additional hardware or equipment needed.

STADIUMDROP

# THANK YOU!